As filed with the Securities and Exchange Commission on October 15, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER RULE 13e-4, SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

MICROSOFT CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Employee Stock Options to Purchase Common Stock, Par Value $0.00000625 Per Share,

Having an Exercise Price Equal to or Greater Than $33.00 Per Share

Share Appreciation Rights,

Having a Grant Date Value Equal to or Greater Than $33.00 Per Share

(Title of Class of Securities)

594918104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

John Seethoff

Deputy General Counsel, Finance & Operations

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

(425) 882-8080

(Name, Address, and Telephone Number, of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copies to:

Richard B. Dodd

Preston Gates & Ellis LLP

925 Fourth Avenue Suite 2900

Seattle, Washington 98104

(206) 623-7580

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$1,209,758,657	$97,869

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 623,577,566 shares of common stock of Microsoft Corporation having an aggregate value of $1,209,758,657 as of October 14, 2003, will be tendered by eligible Microsoft employees into the Stock Option Transfer Program. The aggregate value of such options was calculated using $28.625, which was the average of the high and low per share price of Microsoft’s common stock as reported on the Nasdaq National Market on October 14, 2003, and based on the pricing structure determined by Microsoft for any of a range of anticipated average prices of Microsoft common stock over an averaging period, such pricing structure for any given average price of Microsoft common stock generating a specific price for each option with the same exercise price per share and the same expiration date (as amended in accordance with the Stock Option Transfer Program). The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the box if the filing is a final amendment reporting the results of the tender offer.    ☐

Item 1. Summary Term Sheet.

The information set forth in Section I (“Summary Term Sheet”) of the Notice to Eligible Employees of Stock Option Transfer Program, dated October 15, 2003 (the “Notice”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

NAME AND ADDRESS. The name of the subject company and issuer is Microsoft Corporation (“Microsoft”), with its principal executive offices at One Microsoft Way, Redmond, Washington 98052-6399, and telephone number (425) 882-8080. The information set forth in Section II.12. (“Information About Microsoft”) of the Notice is incorporated herein by reference.

SECURITIES. The information set forth under “Eligible Options” in Section II.1. (“Eligibility; Requirement To Transfer All Or None; Election Period; Agreement To Amendment; Other Amendments; Transfer Of Title; Other Definitions”) of the Notice is incorporated herein by reference.

TRADING MARKET AND PRICE. The information set forth in Section II.10. (“Price Range Of Microsoft Common Stock”) of the Notice is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The filing person is the subject company.

Item 4. Terms of the Transaction.

MATERIAL TERMS. The information set forth in the following sections of the Notice is incorporated herein by reference:

Section II.1.	Eligibility; Requirement To Transfer All Or None; Election Period; Agreement To Amendment; Other Amendments; Transfer Of Title; Other Definitions;
Section II.2.	Valuation Of Options; Average Closing Price; Valuation Based on Possible Average Closing Prices;
Section II.3.	Payment For Eligible Options Transferred; Foreign Jurisdictions;
Section II.5.	Procedures;
Section II.6.	Withdrawal Of Election To Participate;
Section II.7.	Extension Of Election Period; Reduction Of Averaging Period;
Section II.8.	Stock Option Transfer Program Conditions And Termination Events;
Section II.9.	Role Of JPMorgan In The Program; Hedging Activities Conducted By JPMorgan; Arrangements With JPMorgan;
Section II.11.	Source And Amount Of Consideration
Section II.13.	Interests Of Directors And Officers; Transactions And Arrangements;
Section II.15.	Material U.S. Federal Income And Other Tax Consequences; and
Section II.16.	Material Tax Consequences For Jurisdictions Outside The United States.

PURCHASES. The information set forth in Section II.13. (“Interests of Directors And Officers; Transactions And Arrangements”) of the Notice is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES. The information set forth in Section II.8. (“Stock Option Transfer Program Conditions And Termination Events”) Section II.9. (“Role Of JPMorgan In The Program; Hedging Activities Conducted By JPMorgan; Arrangements With JPMorgan”) and Section II.13. (“Interests of Directors and Officers; Transactions and Arrangements”) of the Notice is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

PURPOSES. The information set forth in Section II.4. (“Purpose Of The Program”) of the Notice is incorporated herein by reference.

USE OF SECURITIES ACQUIRED. The information set forth in Section II.14. (“Status Of Eligible Options Transferred; Accounting Consequences To Microsoft Of The Program”) and Section II.12. (“Information About Microsoft, Including Summary Financial Information”) of the Notice is incorporated herein by reference.

PLANS. The information set forth in Section II.9. (“Role Of JPMorgan In The Program; Hedging Activities Conducted By JPMorgan; Arrangements With JPMorgan”) and Section II.12. (“Information About Microsoft, Including Summary Financial Information”) of the Notice is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

SOURCE OF FUNDS. The information set forth in Section II.11. (“Source And Amount Of Consideration”) of the Notice is incorporated herein by reference.

CONDITIONS. The information set forth in Section II.7. (“Extension Of Election Period; Reduction Of Averaging Period”) and Section II.8. (“Stock Option Transfer Program Conditions And Termination Events”) of the Notice is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

SECURITIES OWNERSHIP. The information set forth in Section II.13. (“Interests Of Directors And Officers; Transactions And Arrangements”) of the Notice is incorporated herein by reference.

SECURITIES TRANSACTIONS. The information set forth in Section II.13. (“Interests Of Directors And Officers; Transactions and Arrangements”) of the Notice is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

SOLICITATIONS OR RECOMMENDATIONS. Neither Microsoft nor its board of directors makes any recommendation as to whether employees should participate in the Stock Option Transfer Program. Microsoft has not employed anyone, directly or indirectly, to make any solicitation or recommendation in connection with the Stock Option Transfer Program.

Item 10. Financial Statements.

SUMMARY FINANCIAL INFORMATION. The information set forth in Section II.12. (“Information About Microsoft, Including Summary Financial Information”) of the Notice and Item 8 (“Financial Statements and Supplementary Data”) of Microsoft’s Form 10-K, filed with the SEC on September 5, 2003, are incorporated herein by reference.

Item 11. Additional Information.

The information set forth in Section II.15. (“Legal Matters; Regulatory Approvals”) of the Notice, and in the Notice in general, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)	Notice to Eligible Employees of Stock Option Transfer Program, dated October 15, 2003.
(2)	Employee Election Tool website pages.
(3)	Election Form.
(4)	Withdrawal Form.
(5)	Cover letter sent to employees receiving Notice in paper copy.
(6)	Microsoft Stock Services and Human Resources communication materials for use on or after October 15, 2003.
(i) Stock Option Transfer Program Guide
(ii) Understanding the Stock Option Transfer Program
(iii) Factors To Consider
(iv) Stock Option Transfer Program Resources and Assistance
(v) Defined Terms Used in the Employee Election Tool
(vi) List identifying countries in which Stock Option Transfer Program proceeds will be paid through local payroll and in which proceeds will be paid through Mellon Investor Services
(7)	Microsoft press release dated July 8, 2003, relating to employee compensation.
(8)	Email communication from Steve Ballmer to Microsoft employees on July 8, 2003, relating to compensation.
(9)	Email communication to Microsoft partners 68+ on October 13, 2003, relating to Stock Option Transfer Program.
(10)	Email communication to Microsoft employees on October 15, 2003, relating to commencement of Stock Option Transfer Program.
(11)	Email communication to Microsoft employees eligible to participate in Stock Option Transfer Program on October 15, 2003.
(d)(1)	Registration Agreement between Microsoft Corporation, J.P. Morgan Securities Inc. and JP Morgan Chase Bank dated October 9, 2003.
(2)	Engagement Letter between Microsoft Corporation and J.P. Morgan Securities Inc. dated October 9, 2003.
(3)	Program Agreement between Microsoft Corporation and JPMorgan Chase Bank, dated October 9, 2003.
(4)	Form of Call Option Transaction Confirmation to be entered into between Microsoft Corporation and JPMorgan Chase Bank.
(5)	Microsoft Corporation 2001 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Microsoft Corporation’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2003, filed with the Securities Exchange Commission on September 5, 2003).

(6)	Microsoft Corporation 1991 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Microsoft Corporation’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1997, filed with the SEC on September 29, 1997).
(7)	Microsoft Corporation 1997 Share Appreciation Rights Plan.
(8)	Visio Corporation 1990 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Visio Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed with the SEC on December 24, 1997.
(9)	Visio Corporation 1995 Long-Term Incentive Compensation Plan, as amended (incorporated herein by reference to Exhibit 99.1 to Visio Corporation’s Post Effective Amendment No. 1 to Form S-8, filed with the SEC on June 18, 1998).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MICROSOFT CORPORATION

By:	/s/ JOHN G. CONNORS
John G. Connors Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

Date: October 15, 2003.

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Notice to Eligible Employees of Stock Option Transfer Program, dated October 15, 2003.
(2)	Employee Election Tool website pages.
(3)	Election Form.
(4)	Withdrawal Form.
(5)	Cover letter sent to employees receiving Notice in paper copy.
(6)	Microsoft Stock Services and Human Resources communication materials for use on or after October 15, 2003.
(i) Stock Option Transfer Program Guide
(ii) Understanding the Stock Option Transfer Program
(iii) Factors To Consider
(iv) Stock Option Transfer Program Resources and Assistance
(v) Defined Terms Used in the Employee Election Tool
(vi) List identifying countries in which Stock Option Transfer Program proceeds will be paid through local payroll and in which proceeds will be paid through Mellon Investor Services
(7)	Microsoft press release dated July 8, 2003, relating to employee compensation.
(8)	Email communication from Steve Ballmer to Microsoft employees on July 8, 2003, relating to compensation.
(9)	Email communication to Microsoft partners 68+ on October 13, 2003, relating to Stock Option Transfer Program.
(10)	Email communication to Microsoft employees on October 15, 2003, relating to commencement of Stock Option Transfer Program.
(11)	Email communication to Microsoft employees eligible to participate in Stock Option Transfer Program on October 15, 2003.
(d)(1)	Registration Agreement between Microsoft Corporation, J.P. Morgan Securities Inc. and JP Morgan Chase Bank dated October 9, 2003.
(2)	Engagement Letter between Microsoft Corporation and J.P. Morgan Securities Inc. dated October 9, 2003.
(3)	Program Agreement between Microsoft Corporation and JPMorgan Chase Bank, dated October 9, 2003.
(4)	Form of Call Option Transaction Confirmation to be entered into between Microsoft Corporation and JPMorgan Chase Bank.
(5)	Microsoft Corporation 2001 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Microsoft Corporation’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2003, filed with the SEC on September 5, 2003).
(6)	Microsoft Corporation 1991 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Microsoft Corporation’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1997, filed with the SEC on September 29, 1997).
(7)	Microsoft Corporation 1997 Share Appreciation Rights Plan.
(8)	Visio Corporation 1990 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Visio Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed with the SEC on December 24, 1997.
(9)	Visio Corporation 1995 Long-Term Incentive Compensation Plan, as amended (incorporated herein by reference to Exhibit 99.1 to Visio Corporation’s Post Effective Amendment No. 1 to Form S-8, filed with the SEC on June 18, 1998).